Morgan Group Holding Co.
401 Theodore Fremd Avenue
Rye, New York
914-921-1877

September 20, 2011

Via Electronic Mail
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

Re:	Morgan Group Holding Co.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 2, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 5, 2011
File No. 333-73996

Dear Ms. Jenkins:

This letter is submitted in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") as set forth in your letter to Morgan Group Holding Co. (the "Company") dated September 14, 2011.

Comment

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Cover page

1.	It appears you are using an outdated form for your quarterly reports. For instance, we note your cover page does not indicate by check mark whether you have submitted electronically and posted on your corporate Web site, Interactive Data File as required pursuant to Rule 405 of Regulation S-T. In future filings, please use the most recent form for your Forms 10-Q that includes the required cover page information. Please confirm that you will do so.

Response

In its subsequent filings (beginning with the Form 10-Q for the Fiscal Quarter Ended September 30, 2011), the Company will use the most recent form in its Forms 10-Q. Specifically, the Company will ensure that the following is included on the cover page to the Company’s Forms 10-Q:

“Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).                                                                                                   Yes  ☐  No  ☐”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. Further, the Company understands that staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments on the enclosed, or need for further information, please feel free to call me at (914) 921-1877.

Sincerely yours,

/s/ Robert E. Dolan
Chief Financial Officer